UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )1

Evolving Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30049 R100 (CUSIP Number)

November 2, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049 R100	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tertio Telecoms Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales (United Kingdom)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,899,998 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 2,899,998 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,899,998
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1	(a)	Name of Issuer:

Evolving Systems, Inc., a Delaware corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

9777 Mount Pyramid Court Suite 100 Englewood, CO 80112

Item 2	(a)	Name of Person Filing:

Tertio Telecoms Group Ltd.

Item 2	(b)	Address of Principal Business Offices:

c/o Apax Partners Ltd. 15 Portland Place London W1B 1PT United Kingdom

Item 2	(c)	Citizenship:

England and Wales (United Kingdom)

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

30049 R100

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable.

Item 4	Ownership.

(a) Amount beneficially owned: Tertio Telecoms Group Ltd. beneficially owns an aggregate of 2,899,998 shares of Common Stock.

(b) Percent of class: Tertio Telecoms Group Ltd. owns 15.4% of the class of Common Stock. (1)

(c) Number of shares of Common Stock as to which Tertio Telecoms Group Ltd. has:

(i) Sole power to vote or to direct the vote: 2,899,998

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,899,998

(iv) Shared power to dispose or to direct the disposition of: 0

(1) Calculated on the basis of 15,962,461 shares of Common Stock outstanding on August 3, 2004, according to the Form 10-Q of the Issuer filed on August 10, 2004.

The Reporting Persons are members of a Section 13(d) group that beneficially owns the 2,899,998 shares of the Common Stock of the Issuer referred to in this report. In addition to the Reporting Persons, the members of the Section 13(d) group consist of those entities identified on Exhibit A to this report.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2004

By:	/s/ D. K. C. Gibbon
Name:	D. K. C. Gibbon
Title:	Chief Financial Officer, Tertio Telecoms Group Ltd.

Exhibit A

(1)	Advent International Corporation, a Delaware corporation;
(2)	Advent International Limited Partnership, a Delaware limited partnership;
(3)	Advent European Co-Investment Fund Limited Partnership, a Delaware limited partnership;
(4)	Advent Euro-Italian Direct Investment Program Limited Partnership, a Delaware limited partnership;
(5)	Advent Crown Fund II C.V., a Netherlands limited partnership;
(6)	Digital Media & Communications II Limited Partnership, a Delaware limited partnership;
(7)	Advent Global GECC III Limited Partnership, a Delaware limited partnership;
(8)	Global Private Equity III Limited Partnership, a Delaware limited partnership;
(9)	Global Private Equity III-A Limited Partnership, a Delaware limited partnership;
(10)	Global Private Equity III-B Limited Partnership, a Delaware limited partnership;
(11)	Global Private Equity III-C Limited Partnership, a Delaware limited partnership;
(12)	Advent PGGM Global Limited Partnership, a Delaware limited partnership;
(13)	Advent Partners GPE III Limited Partnership, a Delaware limited partnership;
(14)	Advent Partners Limited Partnership, a Delaware limited partnership;
(15)	Advent Partners (NA) GPE III Limited Partnership, a Delaware limited partnership;
(16)	Apax Europe IV GP Co. Limited, a Guernsey corporation;
(17)	Apax Europe IV, GP L.P., a Delaware limited partnership;
(18)	Apax Europe IV – A, L.P., a Delaware limited partnership;
(19)	Apax Europe IV – B, L.P., an English limited partnership;
(20)	Apax Europe IV – C GmbH & Co.KG, a German limited partnership;
(21)	Apax Europe IV – D, L.P., an English limited partnership;
(22)	Apax Europe IV – E, L.P., an English limited partnership;
(23)	Apax Europe IV – F, C.V., a Netherlands limited partnership;
(24)	Apax Europe IV – G, C.V., a Netherlands limited partnership; and
(25)	Tertio Telecoms Group Ltd., an entity formed and registered in England and Wales.